Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

July 8, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Ms. Karen Rossotto, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209
Dear Ms. Rossotto:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X PureCapSM MSCI Consumer Discretionary ETF, the Global X PureCapSM MSCI Communication Services ETF, the Global X PureCapSM MSCI Information Technology ETF, the Global X PureCapSM MSCI Consumer Staples ETF and the Global X PureCapSM MSCI Energy ETF (each a “Fund” and together, the “Funds”) included in Post-Effective Amendment No. 820, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to oral comments provided on June 18, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025 and re-filed on May 1, 2025, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
GLOBAL X PURECAP MSCI CONSUMER DISCRETIONARY ETF - PROSPECTUS - PRINCIPAL INVESTMENT STRATEGIES

1.     Comment: In the first paragraph of the indicated section, please delete the word “substantially” from the phrase “economic characteristics that are substantially similar to the economic characteristics of the Underlying Index's component securities.”
Response: The Registrant has deleted the indicated text.

2.     Comment: In the first sentence of the second paragraph of the indicated section, please delete “as presently constituted”.
Response: The Registrant has updated this text as shown in Comment 4 below.

3.     Comment: With regard to the initial universe of the Underlying Index, please disclose the number of components and the market capitalization of the components.
Response: The Registrant has added the following statement and similar statements to each Fund’s prospectus:

The Underlying Index is designed to track the performance of U.S. securities included in the MSCI USA Index that fall within the Consumer Discretionary sector based on the MSCI and S&P Dow Jones Indices' Global Industry Classification Standard (GICS®), as determined by MSCI Inc. (“MSCI” or the "Index Provider"). As of July 1, 2025, the Underlying Index had 50 constituents with a market capitalization between $9.8 billion and $2.3 trillion.

The Registrant has also provided the number of components and the market capitalization ranges for each index below:

•MSCI USA Consumer Discretionary Index:
oNumber of holdings: 50

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

oMarket Cap Range: $9.8 billion - $2.3 trillion

•MSCI USA Communication Services Index:
oNumber of holdings: 24
oMarket Cap Range: $14.4 billion - $2.1 trillion

•MSCI USA Information Technology Index:
oNumber of holdings: 86
oMarket Cap Range: $11.6 billion - $3.7 trillion

•MSCI USA Consumer Staples Index:
oNumber of holdings: 37
oMarket Cap Range: $9.4 billion - $784.0 billion

•MSCI USA Energy Index:
oNumber of holdings: 23
oMarket Cap Range: $18.2 billion - $470.8 billion

4.     Comment: With regard to the first three paragraphs, please revise to better follow plain English principles.
Response: The Registrant has updated the indicated paragraphs as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes (if any), in the Consumer Discretionary sector. This is accomplished by investing in the component securities of the Underlying Index or in investments (either directly or indirectly through exchange traded funds (“ETFs”)) that have, either individually or in the aggregate, economic characteristics that are ~~substantially~~ similar to the economic characteristics of the Underlying Index’s component securities. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index~~, as presently constituted,~~ is designed to track the performance of U.S. securities ~~classified in the USA, according to the MSCI Country of Classification Methodology,~~ included ~~with~~in the MSCI USA Index that fall within ~~have been designated in~~ the Consumer Discretionary sector ~~by the MSCI and S&P Dow Jones Indices' Global Industry Classification Standard (GICS®),~~ based on the MSCI

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

and S&P Dow Jones Indices' Global Industry Classification Standard (GICS®), as determined by MSCI Inc. (“MSCI” or the "Index Provider").

The Underlying Index, which rebalances and is reconstituted on a quarterly basis, implements a free float market capitalization weighting methodology that does not impose~~without imposing~~ maximum weight constraints on individual securities, which enables greater ~~more~~ exposure to securities classified by GICS® as Consumer Discretionary companies than would otherwise be possible if maximum weight constraints were imposed (so-called “PureCap” exposure to the Consumer Discretionary sector). Free float market capitalization measures a company’s market capitalization by multiplying the equity’s price by the number of its shares readily available to be traded in the market (“free float”). Rebalancing refers to regular adjustments made to the weights of existing constituents within an index consistent with the methodology of that index, whereas reconstituting refers to the process of adding or removing the constituent securities of an index. The selection of the components of the Underlying Index is made by the Index Provider based on its proprietary methodology. The Fund’s portfolio is generally rebalanced and reconstituted in accordance with the Underlying Index. As part of the investment strategy, the Fund may also invest in ETFs that track the performance of companies within the Consumer Discretionary sector~~, as classified by GICS®, or companies that, either individually or in the aggregate, invest in securities that collectively have an investment profile substantially similar to the Underlying Index’s component securities in terms of key risk factors, performance attributes and other economic characteristics~~.

5.     Comment: Please disclose how the index is weighted and what a free float market capitalization is.
Response: The Registrant has amended the relevant disclosure throughout the registration statement as shown in response to Comment #4.
6.     Comment: Please disclose the implications of the “PureCap”.
Response: The Registrant notes that the term “PureCap” refers to the absence of maximum weight constraints on the individual securities included in the Underlying Index, which may result in the Underlying Index, and in turn, the Fund, being highly concentrated in a limited number of Consumer Discretionary companies. As a result, the Fund may be significantly influenced by the performance of those few companies, which may result in heightened volatility.

The Registrant respectfully submits that the implications of this approach are appropriately reflected in each Fund’s existing risk disclosure. Please see “Focus Risk”, “Capitalization Risk”, and their sub-risk

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

factors. The Registrant has also added the following disclosure to “Focus Risk” in the section titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” in each Fund’s Summary and Statutory Prospectus:

In following its methodology, the Underlying Index may be focused to a significant degree in securities of issuers in a particular industry or group of industries and/or may have significant exposure to one or more sectors. To the extent that the Underlying Index focuses in the securities of issuers in such an area, the Fund will also focus its investments to approximately the same extent. In such event, the Fund’s performance will be particularly susceptible to adverse events impacting such industry or sector, and the Fund will face greater risk than if it were diversified broadly over numerous such areas. Such heightened risks, any of which may adversely affect the companies in which the Fund invests, may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand; competition for resources; adverse labor relations; political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in a particular industry or sector. In addition, at times, such industry, group of industries or sector may be out of favor and underperform other such categories or the market as a whole.

The Fund may be susceptible to an increased risk of loss, including losses due to events that adversely affect the Fund’s investments more than the market as a whole, to the extent that the Fund's investments are focused in the securities of a particular issuer or issuers within the same geographic region, market, industry, group of industries, sector or asset class. The “PureCap” exposure of the Fund’s Underlying Index, as described in the Fund’s Principal Investment Strategy, may result in greater exposure to certain individual securities of the Underlying Index and enhance the adverse effects of the risks described above on the Fund’s investments.

7.     Comment: In the last sentence of the third paragraph of the indicated section, please consider deleting the word “substantially”.
Response: Please see the Registrant’s response to Comment #4 above.

8.     Comment: In the first sentence of the fourth paragraph of the indicated section, please consider deleting the “As of” qualifier from the beginning of the sentence. If this qualifier is maintained, please explain its importance in correspondence.

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

Response: The Registrant has modified the indicated sentence as follows, and has modified similar statements throughout the registration statement accordingly:

~~As of [ ],~~ As defined by GICS®, the Consumer Discretionary sector encompasses…

9.     Comment: Please disclose what consumer discretionary items are, and please explain how they differ from consumer staples.
Response: The Registrant has added the below language to the prospectus of the Global X PureCapSM MSCI Consumer Discretionary ETF and similar language to the Global X PureCapSM MSCI Consumer Staples ETF, as shown in response to Comment #22:

As defined by GICS®, ~~As of [ ],~~ the Consumer Discretionary sector encompasses "those businesses that tend to be the most sensitive to economic cycles. Its manufacturing segment includes automobiles and components, household durable goods, leisure products and textiles and apparel. The services segment includes hotels, restaurants, and other leisure facilities. It also includes distributors and retailers of consumer discretionary products." Consumer Discretionary companies are generally understood to sell goods and services that consumers consider non-essential.

10.     Comment: Please disclose the rules-based methodology indicating how index components are determined.
    Response: The Registrant notes that each Fund seeks to track the performance of its respective MSCI USA Sector Index. Each MSCI USA Sector Index is constructed using a rules-based methodology developed by MSCI Inc. and is derived from the MSCI USA Index, which includes large- and mid-cap U.S. equities.
Index constituents are selected based on their classification within a specific economic sector, as determined by the Global Industry Classification Standard (GICS®). Only securities from the parent MSCI USA Index that fall within the relevant sector are included. The MSCI USA Index is part of the broader MSCI Global Investable Market Index. The Registrant has attached the index methodology document which details the index construction.
11.     Comment: Please disclose how often the index is re-balanced and re-constituted, and please explain the difference between these two terms.

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

    Response: The Registrant has modified the indicated sentence as indicated in the response to Comment #4, and has modified similar statements throughout the registration statement accordingly.

12.     Comment: Please disclose why a particular security may be added or deleted.
    Response: A company can be added to or removed from a GICS sector through a formal reclassification process typically based on significant changes to its business model, revenue sources, or operational focus. The Registrant has updated the disclosure as indicated in response to Comment #4.

13.     Comment: Given the nature of the Fund’s investments, please explain, in correspondence, how the Fund’s strategy is passive.
Response: The Registrant has modified the following language throughout the prospectuses, and removed all references to a “passive” investment approach:

The Adviser uses an ~~“passive”~~ indexing approach to try to achieve the Fund's investment objective.

~~Passive Investment~~ Indexing Strategy Risk: The Fund is generally not actively managed, and the Adviser does not attempt to take defensive positions in declining markets. Unlike many investment companies, the Fund does not seek to outperform its Underlying Index. Therefore, it would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that security generally is underperforming. Additionally, if a constituent of the Underlying Index were removed, even outside of a regular rebalance of the Underlying Index, the Adviser anticipates that the Fund would sell such security. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

14.     Comment: Please revise the 80% policy throughout the registration statement for consistency.
    Response: The Registrant has updated the 80% policy in the “ADDITIONAL INFORMATION ABOUT THE FUNDS” as follows:

Each Fund invests at least 80% of their net assets, plus the amount of any borrowings for investment purposes (if any), in the securities of its Underlying Index or in investments (either directly or indirectly through exchange-traded funds (“ETFs”)) that have, either individually or in the aggregate, economic characteristics that are similar to the economic characteristics of its Underlying Index’s component securities.

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

GLOBAL X PURECAP MSCI CONSUMER DISCRETIONARY ETF - PROSPECTUS - SUMMARY OF PRINCIPAL RISKS
15.     Comment: Please disclose how investing in leveraged single-stock ETFs and short positions on single-stock ETFs will help the Fund track its index, and please disclose the percentage of the Fund’s assets that will be comprised of such investments. Further, please disclose the underlying security of each such investment.
Response: The Registrant notes that the Fund’s objective is to seek to provide the investment results that correspond generally to the price and yield performance, before free and expenses, to its underlying index. To achieve this objective the Fund seeks to minimize its tracking error relative to the underlying index. When the underlying index is concentrated, full replication of its holdings may result in a failure to satisfy the diversification requirements under Subchapter M of the Internal Revenue Code. As such, the Fund generally uses a representative sampling approach and instruments that have investment profiles similar to the risk and return profile of constituents within the underlying index to meet its investment objective while adhering the diversification requirements.
When index concentration is driven by one or two securities, the most efficient proxy may be a leveraged single-stock ETF. These positions are generally used on a short-term basis and intended to replicate the risk and return contribution of the concentrated securities in the index without exceeding diversification limits.
The use of leveraged single-stock ETFs would vary depending on the composition of the underlying index and the availability of suitable ETFs in the market. The Registrant notes that it is anticipated that the use of leveraged single-stock ETFs will be less than 10% of the Fund’s assets and will only be utilized when necessary and on a short-term basis.
The Registrant notes that the Fund does not intend to hold inverse ETFs, or take short positions in single-stock ETFs, and has updated the registration statement accordingly. To the extent the Fund invests in leveraged single-stock ETFs in the future, it will do so consistent with its 80% policy and consistent with the disclosure requirements of the 1940 Act.

16.     Comment: In correspondence, please provide examples that illustrate how such investments would be appropriate in achieving the Fund’s investment objective.
    Response:

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

The Registrant notes that as noted in Comment 15, the use of leveraged single-stock ETFs is intended to help the Fund minimize tracking error to its underlying index while meeting diversification requirements. The indexes tracked by the Funds are often concentrated, particularly in certain large securities. To comply with the diversification requirements under Subchapter M of the Internal Revenue Code, the Funds may be required to temporarily reduce exposure to one or more securities that exceed those limits.
To illustrate this, we use the MSCI USA Consumer Discretionary Index as of November 29, 2024 as an example. The index had a 34% weight in Amazon (Ticker: AMZN). To adhere to the diversification requirements under Subchapter M, the Fund would need to reduce its holdings in AMZN by approximately 9%. To continue tracking the risk and return profile of its index, the Fund may temporarily allocate 4.5% of its assets to a 2x leveraged single-stock ETF that provides the risk and return characteristics of Amazon. Once the Fund has satisfied its diversification requirements, it would generally reduce or eliminate its temporary holding in the 2x leveraged single-stock ETF.
The use of leveraged single-stock ETFs in this context is both targeted and time-limited, serving the Fund’s tool to minimize tracking error while maintaining compliance with diversification rules.

17.     Comment: In the “ETF Investment Risk” disclosure, please consider deleting the text that indicates that the Fund may invest in ETFs that are not registered under the 1940 Act. If this disclosure is retained, please disclose the underlying holdings of any such ETPs.
    Response: The Registrant notes that the Fund will not invest in ETFs that are not registered under the Investment Company Act of 1940 and has updated the relevant section as follows:
~~Additionally, some ETFs are not registered under the Investment Company Act of 1940 (“1940 Act”) and therefore, are not subject to the regulatory scheme and investor protections of the 1940 Act.~~

18.     Comment: Please disclose whether the Fund will invest in assets that are not securities and whether the Fund will use derivatives.
    Response: The Registrant notes that the Fund does not expect to invest in assets that are not securities and does not currently plan to use derivatives. However, the Fund reserves the right to utilize derivatives such as futures and swaps in a limited capacity to the extent consistent with its investment policy if deemed necessary to achieve its investment objective or to support portfolio management functions, such as managing cash flows or maintaining efficient market exposure.

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

19.     Comment: Please consider elaborating on the “Risks Related to Investing in the Consumer Discretionary Sector”.
    Response: The Registrant has updated the disclosure as follows in the section titled “SUMMARY OF PRINCIPAL RISKS – Focus Risk – Risks Related to Investing in the Consumer Discretionary Sector” in the Fund’s Summary and Statutory Prospectus:

The consumer discretionary sector may be affected by changes in domestic and international economies, exchange and interest rates, inflation, competition, consumers’ disposable income and consumer preferences, social trends and marketing campaigns.

The Registrant has also updated the disclosure as follows in the section titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Focus Risk – Risks Related to Investing in the Consumer Discretionary Sector”:

The success of consumer product manufacturers and retailers is tied closely to the performance of the overall domestic and international economy, interest rates, inflation, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending and may be strongly affected by social trends and marketing campaigns. Moreover, the consumer discretionary sector can be significantly affected by several factors, including, without limitation, the performance of domestic and international economies, exchange rates, changing consumer preferences, demographics, marketing campaigns, cyclical revenue generation, consumer confidence, commodity price volatility, labor relations, interest rates, import and export controls, intense competition, technological developments and government regulation. Consumers typically spend less on discretionary items during periods of high inflation, which may impact the performance of companies in the consumer discretionary sector. Consumer recessionary fears could impact discretionary spending due to rising interest rates and a high inflationary environment.

20.     Comment: In light of current events, please consider elaborating on the “Risk of Investing in the United States” disclosure.
    Response: The Registrant believes that this risk is appropriately reflected by other risk factors, such as “Market Risk,” and has updated the indicated risk factor as follows in the section titled “SUMMARY OF PRINCIPAL RISKS – Risk of Investing in the United States” in the Fund’s Summary and Statutory Prospectus:

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

A decrease in imports or exports, changes in trade regulations and/or an economic recession in the U.S. may have a material adverse effect on the U.S. economy. For additional details on these risks, please see Market Risk.

The Registrant has also updated the disclosure as follows in the section titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Risk of Investing in the United States”:

A decrease in imports or exports, changes in trade regulations, including the imposition of tariffs on trading partners, and/or an economic recession in the U.S. may have a material adverse effect on the U.S. economy and the securities listed on U.S. exchanges. Proposed and adopted policy and legislative changes in the U.S. are changing many aspects of financial and other regulation and may have a significant effect on the U.S. markets generally, as well as on the value of certain securities. In addition, a continued rise in the U.S. public debt level or the imposition of U.S. austerity measures may adversely affect U.S. economic growth and the securities to which the Fund has exposure. The U.S. has developed increasingly strained relations with a number of foreign countries. If these relations continue to worsen, it could adversely affect U.S. issuers as well as non-U.S. issuers that rely on the U.S. for trade. The U.S. has also experienced increased internal unrest and discord. If this trend were to continue, it may have an adverse impact on the U.S. economy and the issuers in which the Fund invests. For additional details on these risks, please see Market Risk.

21.     Comment: In the “Leveraged ETF Risk” disclosure, please briefly explain the structure/concept of a single-stock leveraged ETF.
    Response: The Registrant has added the below language to the “Leveraged ETF Risk” disclosure:

The Fund may invest in leveraged single-stock ETFs, which are exchange-traded funds~~ETFs~~ that provide a multiple (e.g., 2x) of the daily performance of a single company’s stock. These ETFs use derivatives such as swap agreements to achieve their exposure, and typically do not hold the underlying stock directly ~~leveraged exposure to a single security~~.

Leveraged single-stock ETFs may use investment techniques and financial instruments that may be considered aggressive, including derivative transactions. An investment in a leveraged single-stock ETF is not the same as an investment in the underlying security. The performance of leveraged single-stock ETFs over long periods of time can differ significantly from the performance of the underlying security during the same period of time. This effect can be magnified in volatile markets, and the Fund’s

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

investments may appreciate or decrease significantly in value over short periods of time, which may in turn impact the value of an investment in the Fund.

GLOBAL X PURECAP MSCI CONSUMER STAPLES ETF - PROSPECTUS - PRINCIPAL INVESTMENT STRATEGIES

22.     Comment: Please clarify that consumer staples are essential products.
    Response: The Registrant has added the following disclosure:

As defined by GICS®, the Consumer Staples sector is comprised of "companies whose businesses are less sensitive to economic cycles. It includes manufacturers and distributors of food, beverages and tobacco and producers of non-durable household goods and personal products. It also includes distributors and retailers of consumer staples products, including food and drug retailing companies." Consumer Staples companies are generally understood to sell goods and services that consumers consider essential.

GENERAL – PROSPECTUS

23.     Comment: Please apply comments that have been given for an individual Fund globally as appropriate.
    Response: The Registrant has carried through comments to the entirety of the registration statement as appropriate.

GENERAL - STATEMENT OF ADDITIONAL INFORMATION
24.     Comment: If there is a website where the Fund’s performance can be found, please disclose so.
    Response: The Registrant notes that historical information about the Fund’s performance is not publicly available until the Fund launches.

25. Please disclose the Fund’s use of futures and please consider the need to add further risk disclosure.
Comment:
Response: The Registrant notes that as stated in Comment #18, the Fund reserves the right to utilize derivatives such as futures and swaps in a limited capacity if deemed necessary to achieve its investment objective or to support portfolio management functions, such as managing cash flows or maintaining efficient market exposure. The Registrant acknowledges the comment but respectfully submits that the “FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS” risk

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

disclosure in the INVESTMENT OBJECTIVE, STRATEGIES AND RISKS section sufficiently discloses the risks related to the Fund’s use of futures.

Please do not hesitate to contact me at (646) 214-6522 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Margaret Mo
Margaret Mo, Esq.
Associate General Counsel